Message to Shareholders

Dear Shareholders,

Before I get to our 2019 performance and many achievements, I will first address the most pressing issue facing Taseko and every other company and person globally today. COVID-19 has impacted everyone from a health, financial and standard of living perspective. While there is no minimizing the  wide-reaching impact of COVID-19, at Taseko we are still looking towards the future and believe we have found the right balance between managing short-term market challenges with long-term value creation.  We're confident that we will emerge from the current crisis, with a healthy and well positioned company. We still believe that the medium- to long-term fundamentals for copper remain very strong. In fact, maybe stronger today with many global copper projects being deferred, increasing the potential for a much greater supply deficit in the years to come.

Specific to Taseko, we have implemented many safeguards and procedures designed to avoid both the occurrence of  COVID-19 cases at any of our sites and also minimize the impact should such an occurrence happen. To-date, these procedures have worked well and there have been no known cases within our organization, but we will continue to remain focused on the safety of our employees in the months and years ahead.

2019 Performance

In 2019, Gibraltar operated at planned rates and the 126 million pounds of copper production met our original production guidance. Mill throughput and copper recoveries were in line with life of mine design rates and molybdenum production for the year was very strong at 2.7 million pounds, which was the best ever at Gibraltar.

Our financial performance was impacted by copper and molybdenum pricing in 2019, which were 8% and 5% lower, respectively, compared to 2018.

But even with the lower pricing, we still managed to generate $51 million of Adjusted EBITDA* and $43 million of Cash flows from operations. While lower than the previous years, I am pleased with these financial returns given the weak market conditions.

Unfortunately, the higher copper pricing at the end the year was not sustained as the severity of COVID-19 took hold around the world. The copper price fell from the January high of US$2.86 per pound to US$2.10 per pound by mid-March. As I write this letter today, there has been a healthy recovery, back to about US$2.40 per pound. With our revised mine plan and reduced maintenance and capital spending, we fully expect Gibraltar to generate positive cash flow for the balance of the year, even at a price level lower than today.

Florence Copper Project

2019 was an exciting year at our Florence Copper Project. The test facility, which is comprised of a wellfield and an SX-EW plant, operated for the entire year producing high quality copper cathode. It has been achieving great operational results which dramatically increase our knowledge of the in-situ copper recovery process. The years of technical studies and test work that has been performed are being confirmed with actual operations. And to remind you, the wells that we are producing from today are the same size and design that will be used in commercial operations, we will just have more wells in use.

Additionally, late in 2019, as part of our London Stock Exchange listing, we had a third party complete a Competent Persons Report ("CPR") for Florence. The CPR reaffirmed the results of our 2017 Technical Report and provides greater confidence in the economics of the project.

At the time of writing this letter, we are imminently expecting the draft Aquifer Protection Permit ("APP") to be issued. This will be another major milestone for the project. The APP is one of two key permits required to transition into commercial production. The State of Arizona has reviewed all of the data from the test facility, which has operated within all the regulatory guidelines they originally laid out. The next stage will be a public comment period and then we expect the final permit to be issued shortly thereafter. The other required permit is the Underground Injection Control Permit which will be issued by the US Environmental Protection Agency and we expect this permit later in 2020.

The other key initiative underway is financing the US$225 million to build the project. Discussions are ongoing with potential joint venture partners with our goal still to sell a minority interest in the project. We are also in the process of recommencing discussions with potential lenders. Getting a committed financing package in place will be another milestone for the project and we are aiming to have that in place before receipt of final permits towards the end of the year.

* Non-GAPP Performance Measure

Yellowhead Copper-Gold Project

Yellowhead, which we acquired a little over a year ago, represents significant value for the longer-term.

This is a large copper reserve in an excellent jurisdiction which is why we are advancing the environmental assessment work on it today. In early 2020, we announced the results recently completed technical work. The updated Technical Report confirmed a mine life of 25 years producing a total of 4.4 billion pounds of copper, 440,000 ounces of gold and 19 million  ounces of silver. Copper production for the first five years will average 200 million pounds making it one of the largest open pit copper mines in North America. Based on long-term metal price assumptions the project has a pre-tax NPV (8%) of $1.3 billion and average annual cash flow of $300 million.

With a significant amount of technical and environmental assessment work already completed, including the 2020 Technical Report, Taseko will continue to advance the project permitting and community consultations using internal resources where possible and with minimal capital expenditures in the near-term.

Environment, Social and Governance

There has been a growing focus on Environment, Social and Governance (ESG) initiatives in recent years. At Taseko, we have always placed a high importance in these areas, and our track record has been very good. Where we have maybe not done a great job, is in promoting our efforts and our successes in these areas.

In May, we issued our first ever ESG report which details the sustainability work that we perform. In fact, it was not until we began to put the report together that I truly understood all the ESG work that has been undertaken over the years at Taseko and by our employees.

Whether it is the significant power saving initiatives at Gibraltar, donations to charitable foundations made by our employees and the Company, the green method of processing that will be used at Florence, or the social and economic value we create in the communities we operate in, I believe you will not only be surprised but also very impressed.

The report can be found on our website (tasekomines.com/our-contribution), and I strongly recommend that our stakeholders take some time to review the report.

Looking to the Future

As I mentioned, through all the of COVID-19 related issues over the past few months, we have not lost focus on our longer-term goals. We remain excited about the future prospects for Taseko and its valuable assets. With stable, long-term copper production from Gibraltar and the potential for near-term, low cost production from Florence, I believe that Taseko is on the right track.

Personally, I continue to feel excited about the prospects for our Company. Over the past years, through capital investment and acquisitions, we have laid the groundwork to grow Taseko into a multi-producing-asset mining company. While there have been some challenges along the way, bringing unexpected delays to our growth pipeline, our focus is unwavering.

Thank you to all of our key stakeholders for your valuable support.

Russell Hallbauer

CEO & Director